Exhibit 99.11

CONSENT

To:
United States Securities and Exchange Commission

Re:
Fury Gold Mines Limited (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2020 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2020 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the MD&A included in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Annual Report, the AIF and the MD&A.

Dated the 31st day of March 2021.

Sincerely,

/s/ “Michael Henrichsen”

MICHAEL HENRICHSEN, P.Geo